SOLUNA HOLDINGS, INC.

325 Washington Avenue Extension

Albany, New York 12205

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Alexandra Barone

Re:	Soluna Holdings, Inc.
Registration Statement on Form S-3
File Number 333-262594
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 11, 2022, in which we requested acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 15, 2022. Soluna Holdings, Inc. is no longer requesting that such Registration Statement be declared effective at the previously-requested date and we hereby formally withdraw such request for acceleration of the effective date.

Very truly yours,

Soluna Holdings, Inc.

By:	/s/ Michael Toporek
Name:	Michael Toporek
Title:	Chief Executive Officer